September 22, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andi Carpenter
Claire Erlanger
Thomas Jones
Jay Ingram

Re:	Billion Group Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed September 12, 2025 File No. 333-289934

Ladies and Gentlemen:

On behalf of our client, Billion Group Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 18, 2025 on the Company’s Amendment No. 2 to Registration Statement on Form F-1 submitted on September 12, 2025. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 3 to Form F-1 Registration Statement (the “Revised Registration Statement” or “Amendment”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 18, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1 filed September 12, 2025

Cover Page

1.	We note the disclosure on the cover page that you intend to list your ordinary shares on the Nasdaq Capital Market and the disclosure on page F-3 that your total shareholders' equity was approximately $946,623 as of December 31, 2024. Therefore, it does not appear that you meet the initial listing standards under Nasdaq Rule 5505(b)(1)(A) that requires companies listing on the Nasdaq Capital Market to have shareholders' equity of at least $5 million. We also note that pursuant to Rule 5505(b)(1)(B), the market value of unrestricted publicly held shares must be at least $15 million and in connection with an initial public offering must be satisfied from the offering proceeds. As such, it appears that your market value of unrestricted publicly held shares after completion of the IPO will be below the threshold specified in Rule 5505(b). Please tell us how you plan to satisfy the requirements enumerated above under Nasdaq Listing Rule 5505(b ).

Response: We respectfully advise the Staff that we intend to qualify for listing on the Nasdaq Capital Market under the Net Income Standard (Rule 5505(b)(3)) rather than Rule 5505(b)(1): as disclosed in our F-1/A, stockholders’ equity was $946,623 as of December 31, 2024 (F-3) and we state our intent to list on Nasdaq on the cover page, together with “Nasdaq Listing,” “Use of Proceeds,” “Capitalization,” and “Dilution,” to reflect our Net Income Standard pathway and pro forma calculations. Under Rule 5505(b)(3), we will demonstrate: (A) net income ≥ $750,000—we reported $955,331 for the year ended December 31, 2024 (F-4); (B) stockholders’ equity ≥ $4,000,000 on a pro forma basis at closing through the addition of net IPO proceeds; and (C) Market Value of Unrestricted Publicly Held Shares (“MVUPHS”) ≥ $5,000,000 satisfied from IPO proceeds, as recently clarified by SR-NASDAQ-2024-084; we will size the base offering to ensure (B) and (C) are met at closing and include an explicit risk factor that listing will not proceed if these conditions are not achieved. We further note Nasdaq has proposed (not yet operative) to raise the MVUPHS threshold under Rule 5505(b)(3)(C) from $5 million to $15 million; we will comply with the rule in effect at the time of listing.

Lock-up, page 12

2.	We note your response to prior comment 4. Please expand the disclosure to clarify which shareholders agreed to a period of six months and which shareholders agreed to a period of twelve months. Also, we note that Schedule 4 is missing from Exhibit 1.1. Please advise or revise accordingly.

Response: We have revised the disclosure in our prospectus on page 97 and 107 to clarify the lock-up periods for various shareholders. The shareholders Billion Fortune Overseas Limited and Boss Plan Limited have agreed to a lock-up period of six (6) months. We have updated the Exhibit 1.1 and insert Schedule 4.

We face risks related to Nasdaq's proposed rule, page 21

3.	We note your response to prior comment 1. Please expand the disclosure about the Nasdaq proposed rule to also discuss the increase in the minimum market value of unrestricted publicly held shares to US$15 million under the net income standard and expediting suspension or delisting if the market value of listed securities falls below US$5 million.

Response: We have expanded the disclosure in our risk factor to address the Nasdaq proposed rule regarding the increase in the minimum market value of unrestricted publicly held shares and the expedited delisting for companies with a market value of listed securities below US$5 million. The revised disclosure can be found on page 6 and 21 of the Revised Registration Statement.

Principal Shareholders, page 84

4.	We note your response to prior comment 5. Please revise page 84 to clearly indicate the beneficial owner and natural person with dispositive voting power for the entities in the table.

Response: We have revised the disclosure in our prospectus on page 84 to indicate the beneficial owner and natural person with dispositive voting power for the entities in the table.

Exhibits

5.	Please clarify how you determined the total maximum aggregate offering price of $9,600,000 in the Calculation of Filing Fee Table filed as Exhibit 107.

Response: We have updated the Calculation of Filing Fee Table files as Exhibit 107.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765